UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: FEBRUARY 2018.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

1500 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1G5, Canada
(Address of registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F [ X ] or Form 40-F [    ].

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form-6K filing is made to mirror similar filings made by the Registrant on SEDAR in Canada in accordance with its Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations. This Form 6-K filing includes the attached exhibits as follows:

99.1	“Press Release” dated 3 November 2017 and titled “Continental Receives Approval for First Refinery”.

99.2	“Press Release” dated 28 November 2017 and titled “Continental Closes Private Placement”.

99.3	“Interim Q1 Report” dated 29 November 2017 and titled “Quarterly Financial Statements 30Sept2017”.

99.4	“Press Release” dated 15 December 2017 and titled “Continental Announces Management Change”.

99.5	“Press Release” dated 20 December 2017 and titled “Continental Posts Quarterly Results”.

99.6	“Press Release” dated 29 January 2018 and titled “Continental Establishes Refinery Operating Company”.

99.7	“Press Release” dated 2 February 2018 and titled “Continental Awards Refinery Engineering Contract”.

99.8	“Press Release” dated 22 February 2018 and titled “Continental to Trade on the CSE”.

A complete copy of each of the Press Releases listed above, as both publicly distributed via PR Newswire or GlobeNewswire and filed with Canadian regulators on SEDAR, is attached to and made a part of this Form-6K filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 28 FEBRUARY 2018

// signed //
_______________________________
By: Byron Tsokas
Vice President